August 29, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary Marinade Solana ETF

File No. 333-282903

Dear Mr. Sundwall, Mr. Niethamer, Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding Amendment No. 3 to the registration statement filed on Form S-1 for Canary Marinade Solana ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 31, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

The Staff notes your revised disclosure in response to comment 5 that “the Sponsor will seek to stake all of the Trust’s SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets.” The Staff also notes your disclosure throughout that the Sponsor will stake a “portion” of the Trust’s SOL. Please revise throughout for consistency. Please also revise to quantify the percentage of the Trust’s SOL that will be staked, or confirm that you intend to do so in a pre-effective amendment.

Response to Comment 1

In accordance with the Staff’s comment, the Registrant confirms the disclosure relating to the Sponsor seeking to stake “a portion” of the Trust’s SOL has been removed. The Registrant has revised the disclosure throughout the Registration Statement to state that, “[u]nder normal circumstances, the Sponsor will seek to stake all of the Trust’s SOL through one or more Staking Providers except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets.” Because the Trust seeks to stake all of the Trust’s SOL except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets, there is no knowable percentage of the Trust’s SOL that will be staked at any given time, and therefore no such percentage has been disclosed.

Comment 2 – Prospectus Summary – Overview of the Trust, page 1

The Staff notes your disclosure on page 2 that the Staking Provider will be entitled to “[ ]% of the staking rewards generated by the Trust’s staking program.” Please revise your disclosure to also quantify the portion of the staking rewards that the Sponsor and Trust will each receive, and to clarify, if true, that all of the rewards received by the Trust will be re-staked.

Response to Comment 2

The final paragraph of the section entitled “Prospectus Summary—Overview of the Trust” has been has been deleted in its entirety and replaced with the following.

Staking rewards generated by the Trust’s staking program will be subject to fees shared among several parties. The amounts owed or paid to the Staking Provider, the Custodian, and the Sponsor are collectively referred to as the “Staking Fees.” The Staking Fees will equal [__]% of the amount of staking rewards received by the Trust. The Staking Fees will reduce the amount of SOL rewards that are generated from the Trust’s Staking Program that are retained by the Trust. The remainder of the staking rewards will be deployed into the staking program, transferred out or sold in connection with the redemption of Baskets, or transferred or sold by the Sponsor to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor. The Staking Fees will be paid by the Custodian from the proceeds of the staking program received by the Trust. Except reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets, all staking rewards will be restaked pursuant to the Trust’s staking program.

Comment 3 – Prospectus Summary – The Staking Provider, page 6

The Staff notes your response to prior comment 10 relating to the Sponsor’s Liquidity Risk Management Policy. To the extent these liquidity risk policies and procedures are intended to be consistent with the exchange’s proposed generic listing standards, please confirm and revise your disclosure accordingly. In addition, the Staff notes your disclosure that the Sponsor’s Liquidity Risk Management Policy permits the Trust to maintain credit facilities to help meet redemption requests and that the Sponsor also maintains its own credit facilities to serve as a source of backup liquidity for the Trust. Please clarify whether any credit facilities are or will be in place for the Trust and the terms of any credit facilities maintained by the Sponsor that may serve as a source of backup liquidity for the Trust. Finally, please provide more information about how the “instant unbond” feature works, including any fees involved, any limits to this feature or whether the Trust intends to use the “instant unbond” feature for all redemptions, and whether the Trust intends to engage in liquid staking.

Response to Comment 3

In accordance with the Staff’s comment, the referenced disclosure has been revised to clarify that the Liquidity Risk Management Policy is designed to comply with the Exchange’s listing rules. Please note that as the generic listing standards have not been finalized and that the Trust’s Liquidity Risk Management Policy and related disclosure in the Registration Statement are subject to further revisions.

In addition, the referenced disclosure has been revised to clarify that there is no credit facility in place as of the date of the prospectus.

Further, in accordance with the Staff’s comment, the section entitled “Prospectus Summary—The Staking Provider” has been revised to include the following:

The Staking Program offered by the Staking Provider contains a so-called “instant unbond” feature, which is a proprietary marketplace where holders of staked SOL are matched with holders of unstaked SOL, enabling holders of staked SOL to find instantaneous liquidity for a spread. If necessary, the Trust will utilize the Staking Provider’s instant unbond feature for its staked SOL to meet redemption requests and pay other Trust expenses without waiting for the native Solana Network epoch to elapse.

Comment 4 – Prospectus Summary – The Staking Provider, Page 6

The Staff notes your disclosure that the Trust plans to establish a program to stake a portion of the Trust’s SOL through one or more Staking Providers engaged by the Custodian. To the extent the Trust engages additional Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Providers.

Response to Comment 4

In accordance with the Staff’s comment, the section entitled “The Staking Provider” has been revised as follows to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Providers:

The Custodian, in consultation with the Sponsor, is responsible for the implementation of the Trust’s Staking Program, including establishing the arrangements with the Staking Providers, and neither the Trust nor the Sponsor will have any direct contractual relationship with the Staking Providers. In determining the amount and percentage of the Trust’s SOL to allocate to each Staking Provider, the Sponsor will consider (i) the concentration of the Trust’s SOL at each Staking Provider, (ii) the Sponsor’s assessment of the safety and security policies and procedures of each Staking Provider, (iii) each Staking Provider’s history of implementing similar staking programs, (iv) the technology used by each Staking Provider, and (v) any other factor the Custodian deems relevant in making the allocation determination.

Comment 5 – Exhibits

Please file the agreement with the Staking Provider as an exhibit to the registration statement, or tell us why it is not required to be filed.

Response to Comment 5

The Trust notes that the Trust does not and will not have a direct contractual relationship with any Staking Provider. Rather, the Custodial Services Agreement will authorize the Custodian to seek the services of the Staking Provider to stake the Trust’s SOL. The Trust will file the Custodial Services Agreement as an exhibit in a future pre-effective amendment to the Registration Statement.

* * * * * * * *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP Sean Snider, Esq., Chapman and Cutler LLP